Exhibit 12.1

Masimo Corporation

Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Nine Months Ended October 2, 2010	Fiscal Year Ended
		January 2, 2010	January 3, 2009	December 29, 2007	December 31, 2006	December 31, 2005
Ratio of earnings to fixed charges:
Income before provision for income taxes	$85,826	$82,180	$72,391	$68,122	$314,403	$7,369
Fixed charges	1,446	1,768	2,435	3,831	2,882	2,327
Noncontrolling interests in pre-tax (income) loss	642	(1,159)	—	—	—	—

Total earnings	$87,914	$82,789	$74,826	$71,953	$317,285	$9,696

Fixed charges
Interest expensed	$19	$75	$753	$2,475	$1,824	$1,851
Estimate of interest within rental expense	1,427	1,693	1,682	1,356	1,058	476

Total fixed charges	$1,446	$1,768	$2,435	$3,831	$2,882	$2,327

Ratio of earnings to fixed charges	60.80	46.83	30.73	18.78	110.09	4.17

Ratio of earnings to fixed charges and preferred stock dividends:
Income before provision for income taxes	$85,826	$82,180	$72,391	$68,122	$314,403	$7,369
Fixed charges and preferred stock dividends	1,446	1,768	2,435	11,629	16,689	10,605
Noncontrolling interests in pre-tax (income) loss	642	(1,159)	—	—	—	—

Total earnings	$87,914	$82,789	$74,826	$79,751	$331,092	$17,974

Fixed charges and preferred stock dividends
Interest expensed	$19	$75	$753	$2,475	$1,824	$1,851
Estimate of interest within rental expense	1,427	1,693	1,682	1,356	1,058	476
Preferred stock dividend requirement	—	—	—	7,798	13,807	8,278

Total fixed charges and preferred stock dividends	$1,446	$1,768	$2,435	$11,629	$16,689	$10,605

Ratio of earnings to fixed charges and preferred stock dividends	60.80	46.83	30.73	6.86	19.84	1.69